Mail Stop 7010

      January 27, 2006

via U.S. mail and facsimile to (716) 695-6015


Mr. Douglas P. Taylor
Chief Executive Officer
Taylor Devices, Inc.
90 Taylor Drive, P.O. Box 748
N. Tonawanda, NY  14120-0748

      RE:	Taylor Devices, Inc.
      Form 10-KSB for Fiscal Year Ended May 31, 2005
Form 10-QSB for the Fiscal Quarters Ended August 31, 2005 and
November 30, 2005
		Filed August 26, 2005
      File No. 000-03498

Dear Mr. Taylor:

		We have reviewed the above referenced filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended May 31, 2005

Item 1. Description of Business, Principal Products

1. Please tell us and disclose, in future filings, the factors used to determine that you have one reportable segment as required in paragraph 26 of SFAS 131. We further note your disclosure of six major product lines and your disclosure regarding sales representatives and distributors in the United States, Canada and other foreign countries. In future filings, please disclose your revenue for each product or each group of similar products as required in paragraph 37 of SFAS No. 131 and your revenue and long-lived assets by geographic area in accordance with paragraph 38 of SFAS No. 131.

Terms of Sale

2. Your disclosure in the Business section refers to consignment sales. Tell us whether or not you have inventory out on consignment.
If so, tell us how you are accounting for consignment sales and how you considered Question 2 of SAB Topic 13:A:2.

Item 6. Management`s Discussion and Analysis or Plan of Operation, Results of Operations for the year ended May 31, 2005

3. We note your results of operations section merely reiterates what is presented on your income statement. In future filings, expand your discussion of the results of your operations, specifically sales and cost of sales, to identify and quantify to the extent possible, the reasons for the decrease in sales and cost of sales year over year. For example, your disclosure should address why revenues for long-term construction projects dropped 25% during fiscal 2005. Refer to Release No. 33-8350: Interpretation - Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

4. We note you recorded income of $62,000 during fiscal 2004 related to proceeds from the life insurance policy of the Company`s founder.
Tell us the nature of and your accounting for this transaction. Cite the authoritative guidance that supports your accounting.

Capital Resources, Line of Credit and Long-Term Debt, Inventory and
Maintenance Inventory

5. We note that you have an inventory valuation allowance recorded at each balance sheet date. Expand Management`s Discussion and Analysis to identify the nature of the inventory for which you have recorded a reserve and why your allowance for potential inventory obsolescence decreased 52% for the year ended May 31, 2005. In this regard, the decrease in your inventory allowance account appears inconsistent with the increase in your inventory balance and decrease in sales over the same period.


Critical Accounting Policies

6. In future filings, please identify and disclose all of your critical accounting policies and estimates that are critical to your consolidated financial statements. Your disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov.

Off Balance Sheet Arrangements

7. Tell us whether or not you have any off-balance sheet arrangements including, but not limited to, any guarantees, derivatives, retained interests, and variable interests that you believe are reasonably likely to have a material effect. To the extent you have these arrangements, your disclosure should discuss the business purpose for using the off balance sheet arrangement, the risks transferred and retained as a result of this arrangement. Please consider providing cross references to information in your footnotes and MD&A as applicable in your future filings.

Consolidated Balance Sheets

8. With regards to you costs and estimated earnings in excess of billings balance, tell us the following:
* Provide a roll-forward of this account for the fiscal year 2005 and subsequent interim periods;
* Explain why this balance has increased over the prior year when your discussion in the results of operations for the year ended May
31, 2005 indicates that revenues for long-term construction projects dropped by 25% from the prior year and commission expense was higher in the prior year due to higher commission rates on large, long-term construction projects in production at that time;
* Tell us how much of this balance relates to costs and how your accounting for these costs complies with paragraphs 69-72 of SOP 81-
1. Further explain any significant changes in the amount of costs recorded during fiscal 2005 and any subsequent interim period; and
* Tell us the amount in this balance that was billed subsequent to year-end.

Note 9 Long-Term Debt

9. Your disclosure states that your notes are subject to restrictive covenants, however, you do not make an affirmative statement regarding the compliance with the terms of the covenants. In future filings, please note that all material covenants related to outstanding debt should be discussed and analyzed. Refer to FRR No.
72 - 501.13.

Note 11 Income Taxes

10. We note that you report a deferred tax asset of $639,500 at May
31, 2005. Provide us supplementally with your analysis to substantiate your belief that it is more likely than not that your deferred tax asset would be recoverable at May 31, 2005. Your analysis should address all positive and negative factors considered and assumptions made in making this assessment.

Item 8A. Controls and Procedures

11. We note that your certifying officers disclose their conclusions as to the adequacy of your disclosure controls and procedures. In this regard it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Item 307 of Regulation S-B requires that your certifying officers disclose their conclusions regarding the effectiveness (not adequacy) of your disclosure controls and procedures as of the end of the period covered by the report. See also paragraph 4(b) of Exhibits 31.1 and 31.2. Supplementally, confirm, if true, the conclusions of management that the disclosures controls and procedures are effective for the periods covered by the Form 10-KSB and subsequent Form 10-QSB`s.

Tayco Developments, Inc. "Developments"

12. We note your disclosure in Item 1 Description of Business, under
Patents, Trademarks and Licenses that you and Tayco Developments ("Developments"), "share common management and a close business relationship." We further note other arrangements with Developments including manufacturing research activities, your issuance of an unsecured promissory note payable to Developments, the lease for office and laboratory facilities and the equity investments that you each own in each other. Tell us how you considered FIN 46R with regards to your investment in Developments, specifically addressing how you determined that Developments is not a Variable Interest Entity requiring consolidation within your financial statements.


Form 10-QSB for quarters ended August 31, 2005 and November 30,
2005

Notes to Condensed Consolidated Financial Statements

13. In future filings, expand your notes to your consolidated financial statements to include updated changes and amounts that have occurred since your most recent audited financial statements.
Refer
to Item 310(b)(2)(i) of Regulation S-B.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Staff Accountant, at (202) 551-
3854,
or to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief

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Mr. Douglas P. Taylor
Taylor Devices, Inc.
January 27, 2006
Page 6



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE